Exhibit 99.1

NEWS RELEASE

RITCHIE BROS. AUCTIONEERS ANNOUNCES FIRST QUARTER

RESULTS

Record auction revenue for the first quarter achieved

FOR IMMEDIATE RELEASE: May 3, 2012

VANCOUVER, BRITISH COLUMBIA – Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA), the world’s largest auctioneer of industrial equipment, announces net earnings and adjusted net earnings for the three months ended March 31, 2012 of $18.0 million, or $0.17 per diluted share. This compares to adjusted net earnings of $13.6 million, or $0.13 per diluted share, for the three months ended March 31, 2011, representing a 32% increase in adjusted net earnings. Adjusted net earnings is a non-GAAP financial measure and is defined below. The Company’s auction revenues for the first quarter of 2012 grew 14% to $101.3 million compared to $88.5 million for the same period in 2011. The Company conducted 38 unreserved industrial auctions in nine countries throughout North America, Europe, the Middle East, Central America and Australia during the first quarter of 2012. All dollar amounts in this release are presented in U.S. dollars.

Gross auction proceeds and auction revenues

For the three months ended March 31, 2012, gross auction proceeds were $865 million, 2% higher than the same period in 2011. Gross auction proceeds is a non-GAAP financial measure and is defined below. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 11.71% during the three months ended March 31, 2012 compared to 10.39% in the same period in 2011. The Company’s revised fee structure, which came into effect on July 1, 2011, contributed $10.8 million to auction revenues for the first quarter of 2012. The Company’s at risk business, comprised of guarantee and purchase contracts, represented 29% of gross auction proceeds in the first quarter of 2012 (2011: 32%).

Net earnings for the quarter

	Three months ended March 31, 2012	Three months ended March 31, 2011
Net Earnings	$18.0 million	$16.6 million
Earnings per diluted share	$0.17	$0.16
Adjusted net earnings	$18.0 million	$13.6 million
Adjusted earnings per diluted share	$0.17	$0.13

Summary comments

“We are pleased to have achieved record first quarter gross auction proceeds and auction revenues during the first quarter; our performance was in line with our plans,” said Peter Blake, Ritchie Bros. CEO. “During the quarter we saw strong equipment pricing at our auctions and competition remained intense for good quality, low hour used equipment. This was reflected in our at risk business, which remained above historic levels. We saw improving optimism among our customers and ongoing original equipment manufacturer backlogs have created pent up demand for new and near new equipment, driving strength in the used equipment market. We remain confident that our performance for 2012 is on track with our plans.”

Mr. Blake continued: “Our strategic initiatives are also progressing well as we continue our efforts to develop innovative solutions to enable the world’s builders to exchange equipment easily and confidently. In the first quarter we completed a key strategic initiative, our organizational realignment, and we are already seeing the positive results of this.”

Quarterly dividend

The Company also announces the declaration of a quarterly cash dividend of $0.1125 per common share payable on June 8, 2012 to shareholders of record on May 18, 2012.

Online bidding statistics

Ritchie Bros. sold over $275 million of equipment, trucks and other assets to online bidders during the first quarter of 2012, representing a 23% increase compared to the same period in 2011 (first quarter of 2011: approximately $223 million). Internet bidders continued to comprise over 50% of the total bidder registrations at Ritchie Bros. industrial auctions during the first quarter of 2012. Since launching its real-time online bidding service in 2002, the Company has now sold over $5.5 billion worth of trucks, equipment, and other assets to online bidders, confirming Ritchie Bros.’ position as the world’s largest seller of used equipment and trucks to online buyers.

Website statistics

The Ritchie Bros. website (www.rbauction.com) attracted roughly 1.3 million unique visitors in the first quarter of 2012, a 30% increase compared to the same period last year. Unique non-English speaking visitors increased 30% in the first quarter of 2012 compared to the first quarter of 2011.

Definitions of non-GAAP measures

The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and significant foreign exchange gains or losses resulting from financing activities that are not expected to recur, and has provided a reconciliation below. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and identifies the impact of items which the Company does not consider to be part of its normal operating results.

Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Consolidated Income Statements, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

About Ritchie Bros.

Established in 1958, Ritchie Bros. Auctioneers (NYSE and TSX: RBA) is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. Ritchie Bros. offers services that enable the world’s builders to easily and confidently exchange equipment. The Company conducts hundreds of unreserved public auctions each year, selling a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. Ritchie Bros. has over 110 locations in more than 25 countries, including 44 auction sites worldwide. The Company maintains a website at www.rbauction.com and sponsors an equipment wiki at www.RitchieWiki.com.

Earnings Conference Call

Ritchie Bros. is hosting a conference call to discuss its financial results for the three months ended March 31, 2012 at 8:00am Pacific Time (11:00am Eastern Time) on May 3, 2012. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘For Investors’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Forward-looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; anticipated pricing and competitive environments for good quality equipment in the future; impact of market uncertainty on equipment seller behaviour; outlook and sentiment of customers in the future; impact of manufacturers’ backlog on market demand for near new equipment; competition in the used equipment market; the impact of new initiatives, services and features on the Company and its customers, and the Company’s long-term growth strategy. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; economic and other conditions in local, regional and global markets and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011 and for the three months ended March 31, 2012, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Condensed Consolidated Interim Income Statements

(Amounts in table and related footnotes are in USD

thousands, except share and per share amounts)

	Three months ended March 31, 2012 (unaudited)	Three months ended March 31, 2011 (unaudited)
Gross auction proceeds	$864,506	$851,283

Auction revenues	$101,276	$88,463
Direct expenses	10,134	8,933

	91,142	79,530
Selling, general and administrative expenses:
Depreciation	9,665	10,312
Other selling, general and administrative expenses	53,604	49,873

	63,269	60,185

Earnings from operations	27,873	19,345
Other income (expense):
Foreign exchange loss	(2)	(487)
Gain on disposition of property, plant and equipment	50	3,639
Other income	718	684

	766	3,836

Finance income (costs):
Finance income	559	680
Finance costs	(1,376)	(1,457)

	(817)	(777)

Earnings before income taxes	27,822	22,404

Income taxes	9,853	5,834

Net earnings	$17,969	$16,570

Net earnings per share	$0.17	$0.16
Net earnings per share—diluted	$0.17	$0.16

Weighted average shares outstanding	106,399,495	105,809,701
Diluted weighted average shares outstanding	107,027,472	106,611,182

Net earnings	$17,969	$16,570

Less: adjusting items(1)	—	2,995

Adjusted net earnings	$17,969	$13,575

Adjusted net earnings per share	$0.17	$0.13
Adjusted net earnings per share—diluted	$0.17	$0.13

(1)	Net earnings for the three months ended March 31, 2011 included total gains of $3,482 ($2,995 after tax, or $0.03 per diluted share) recorded on the sale of the Company’s former Surrey, British Columbia permanent auction site.

Selected Balance Sheet Data (USD thousands)	March 31, 2012	December 31, 2011
	(unaudited)
Current assets	$443,235	$253,840
Current liabilities	378,561	190,544

Working capital	$64,674	$63,296

Total assets	$1,171,229	$967,241
Non-current borrowings	$135,980	$133,881
Total shareholders’ equity	$630,205	$617,906

Selected Operating Data (unaudited)	Three months ended March 31, 2012	Three months ended March 31, 2011
Auction revenues as percentage of gross auction proceeds	11.71%	10.39%
Number of consignments at industrial auctions	8,850	8,400
Number of registrants at industrial auctions	88,000	85,000
Number of buyers at industrial auctions	21,100	20,650
Number of lots at industrial auctions	61,500	57,500
Number of permanent auction sites(1)	39	39
Number of regional auction sites(1)	4	4
Total auction sites	43	43
Number of industrial auctions	38	37

Average Industrial Auction Data (unaudited)	Twelve months ended March 31, 2012	Twelve months ended March 31, 2011
Gross auction proceeds	$15.5 million	$14.3 million
Bidder registrations	1,694	1,460
Consignors	182	167
Lots	1,190	1,160

(1)	Effective February 2012, the Company changed its definition of permanent auction sites and regional auction sites (formerly known as regional auction units) to better reflect recent investments, which resulted in the reclassification of four sites; refer to the Company’s Annual Information Form for the year ended December 31, 2011 (filed on the SEDAR website at www.sedar.com) for further discussion.

Subsequent to the end of the quarter, the Company held its first auction at Donington Park, U.K., a regional auction site, increasing the total number of auction sites to 44 at the date of this press release.

For further information, please contact:

Jeremy Black

Vice President, Business Development

Corporate Secretary

Phone:             778 331 5500

Fax:                 778 331 4628

Email:             ir@rbauction.com